BC FORM 51-102F3

Material Change Report

Item 1.   Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

December 18, 2009

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

December 18, 2009

The press release relating to this material change was distributed and filed by

Marketwire, Marketnews Publishing, Inc. and Stockwatch on December 18, 2009.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The  Company  announced  that  Path  Technologies  Inc.  of  Painesville,  Ohio,  has

been   selected   to   fabricate   the   prototype   RadMax®   Diesel   Engine.    Path

Technologies   was   the   most   competitive   fully   responsive   bidder   following   a

process of drawing and manufacturing processes evaluation.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe  one or more  significant facts  otherwise  required  to  be  disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report, or  an  officer  through  whom the  executive  officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 8th  day of     January     , 2010.

REG TECHNOLOGIES INC.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

REGI U.S., INC.

REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.regtech.com

N E W S  R E L E A S E

REGI U.S., Inc. (“REGI” or “RGUS”)

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REGI U.S., INC. / REG TECHNOLOGIES INC. ANNOUNCE FABRICATOR

SELECTED TO BUILD THE RADMAX DIESEL ENGINE PROTOTYPE

For Immediate Release: December 18, 2009.  Vancouver, BC – REGI U.S., Inc. (OTC

BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies Inc. (TSX Venture

Exchange: RRE.V, OTC BB: REGRF) are pleased to announce that Path Technologies

Inc. of Painesville, Ohio, has been selected to fabricate the prototype RadMax® Diesel

Engine.  Path Technologies was the most competitive fully responsive bidder following a process of drawing and manufacturing processes evaluation. This process is a crucial initial step to get the most qualified supplier on board to produce unique RadMax®

Diesel Engine parts.

Path Technologies recently produced RadMax® Pump parts for Reg Technologies Inc.

That prior experience was one of the major considerations in the evaluation and selection process.

As the next step, Reg Technologies Inc. will issue a purchase order to Path

Technologies.  That event will follow completion of the engineering reviews and final approval by the Fortune 1000 company.  Path Technologies will be responsible to produce RadMax® parts.  Reg Technologies Inc. will integrate those parts, along with other commercial items (fuel injection, for example) to produce the prototype engine.

The timetable for the prototype engine remains the same as stated in the November 13,

2009 press release.

The specific work to be performed includes:

•    Fabricate RadMax unique items from drawings and 3D computer models.

•    Deliver metrology reports for each fabricated unique item.

•    Purchase commercial items for inclusion in the RadMax end-item.

•    Deliver copies of all purchase orders and part certifications.

•    Perform trial fitment of all components, and rework as needed.

•    Purchase test related items in accordance with supplied purchase requisitions.

•    Assemble test related items as needed (table, dc motor, motor controller, etc.).

•    Provide limited test support (non combustion) at their facility.

Robert Grisar, Vice President of Engineering, states, "I am confident that this version is very robust. The systems engineering reviews have removed considerable length (and weight) from the engine.”

This press release replaces the July 7, 2009 press release, which stated that fabrication of the new diesel engine parts is now underway, and a comprehensive testing program will follow.  The said fabrication was postponed due to a request from the Fortune 1000

Company, which requested more time to complete the analysis of the design.

ABOUT PATH TECHNOLOGIES

Path Technologies, Inc. (www.path-tech.com) is a high quality "value-add" supplier of

Electrical Discharge Machining (EDM) and Computer Numerical Control (CNC)

Machining Services that support critical manufacturing industries around the globe.

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

Reg Technologies Inc. and REGI U.S., Inc. are developing for commercialization the

RadMax®  rotary technology. The lightweight, high efficiency, clean, green machine will achieve our goal of contributing to an overall reduction in greenhouse gas emissions and fuel consumption in applications including engines, compressors and pumps. The

RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor,

compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax®  engine also has multi-

fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen,

propane and diesel.  REGI U.S., Inc. and its parent company, Reg Technologies Inc.,

have completed the final design for the RadMax® diesel engine application for use in areas including aviation, automotive, industrial and military. For more information,

please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

REGI U.S., Inc.

Reg Technologies Inc.

“John Robertson”

“John Robertson”

John Robertson

John Robertson

President

President

Contacts:    REGI U.S., Inc. and

Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements in this press release regarding the business of Reg Technologies Inc. and REGI U.S, Inc. (together the “Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, certain of which are beyond the Companies' control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including,

but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Companies or develop or license other functionally equivalent technologies; financing requirements; changes in laws, rules and regulations applicable to the Companies and changes in how they are interpreted and enforced,  delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions,

increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Companies’ actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in Reg

Technologies’ financial statements, management discussion and analysis and material change reports filed with the Canadian Securities

Administrators and available at www.sedar.com, and its Form 20-F filed with the United States Securities and Exchange Commission at

www.sec.gov, and REGI’s Form 10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov.

Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral,

attributable to the Companies or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Companies do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.